EXHIBIT 1

GROUP TELECOM ANNOUNCES CORPORATE RESTRUCTURING

Reorganization puts company on plan for EBITDA positive timeline

TORONTO, ON — February 19, 2002 — GT Group Telecom (TSE: GTG.A, GTG.B, NASDAQ: GTTLB), today announced it will reorganize its operations to reduce costs, while it concentrates on managing the business to profitability and becoming EBITDA-positive in the fourth quarter of fiscal 2002. The reorganization will result in the loss of approximately 350 positions across all levels of the company in Canada.

The workforce reduction will reduce cash expenses by approximately $30 million per year. The reduction will be initiated immediately and will result in a one-time cash cost of approximately $20 million in the second quarter of Group Telecom’s 2002 fiscal year.

“This is a difficult day for Group Telecom,” said Dan Milliard, chief executive officer Group Telecom. “We have achieved many successes over the past two years including the completion of our network and successful back office improvements which have created more employee efficiencies. In addition, during this difficult time in the economy we have a responsibility to our shareholders, customers, and employees to ensure the company’s financial well-being while we continue to execute on our business plan. We believe that this reorganization will have a positive impact on our ability to turn EBITDA-positive in the fourth quarter of fiscal 2002,” Milliard said.

With this reorganization, Group Telecom now will shift its focus from network deployment to leveraging its network assets to profitability, increasing operational efficiency and customer service.

“The decision to reduce our workforce is certainly not an action we take lightly,” Milliard said. “I would personally like to acknowledge all of the employees that are impacted by this restructuring. Their dedication has contributed greatly to our success and we are grateful for their contributions.”

About Group Telecom

Group Telecom is Canada’s largest independent, facilities-based telecommunications provider, with a national fibre-optic network linked by 409,953 strand kilometres of fibre-optics, at December 31, 2001. Group Telecom’s unique backbone architecture is built with technologies such as Gigabit Ethernet for delivery of enhanced network performance and Synchronous Optical Network (SONET) for the highest level of network reliability. Group Telecom offers next-generation high-speed data, Internet, application and voice services, delivering enhanced communication solutions to Canadian businesses. Group Telecom operates with local offices in 17 markets across nine provinces in Canada. Group Telecom’s national office is in Toronto.

Certain statements in this press release may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Group Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements due to changes in economic, business, competitive, technological or regulatory factors. More detailed information regarding these factors and other risks are summarized in the Company’s filings with the SEC, especially the section entitled “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended September 30, 2001. All data presented herein should be read in conjunction with such filings.

For further information:

Media:
Meredith Heinrich, Group Telecom, (416) 848-2613, pr@gt.ca

Analysts/Investors:
Michael Minnes, Group Telecom, (416) 848-2456, investor@gt.ca